■ EXHIBIT 99.1
Signing MOU with Pohang-City for Waste-fuel Conversion Business
     On May 30, POSCO and Pohang-City have formed a partnership to develop Waste-fuel business using living-wastes. POSCO already signed similar MOU with Busan-city in November, 2007. POSCO and Pohang-City have plan to construct facilities in Pohang by 2011 for selecting waste, making solid fuels and generating electric power. About KRW 100 billion will be invested in total. POSCO and its affiliates are planning to invest about KRW 28 billion.
—	About KRW 15 billion in annual revenues is expected by processing living-wastes and production of electricity.

—	It is expected to get about 50,000 tons of CO2 emission permit by reducing greenhouse gases.

—	It is informed that above information can be changed according to the business environment.